Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement Form S-8 (File No. 333-173866) pertaining to the HCA-Hospital Corporation of America Nonqualified Initial Option Plan, HCA Inc. 2000 Equity Incentive Plan and HCA 2005 Equity Incentive Plan and its Affiliates of our report dated February 17, 2011 (except as to Note 18, as to which the date is March 9, 2011, and except as to Note 14, as to which the date is July 26, 2011), with respect to the consolidated financial statements of HCA Holdings, Inc. for the year ended December 31, 2010, and our report dated February 17, 2011, with respect to the effectiveness of internal control over financial reporting of HCA Holdings, Inc. at December 31, 2010, included in this Current Report (Form 8-K) for the year ended December 31, 2010.
/s/ Ernst & Young LLP
Nashville, Tennessee
July 26, 2011